PROSPECTUS
SEPTEMBER 22, 2006

FALLEN ANGELS VALUE FUND
FALLEN ANGELS INCOME FUND

American Money Management Funds

American Money Management , LLC
P.O. Box 675203
14249 Rancho Santa Fe Farms Road
Rancho Santa Fe, CA 92067
1-888-999-1395

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As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

FALLEN ANGELS VALUE FUND 1

FALLEN ANGELS INCOME FUND 4

PERFORMANCE 7

FEES AND EXPENSES 7

HOW TO BUY SHARES 8

    Opening an Account 8

    Purchasing Shares 8

    Minimum Investment 10

    Other Investment Information..10

HOW TO REDEEM SHARES 121

    Redeeming Shares...11

    Redeeming By Mail 11

    Telephone Redemptions..12

    Redemptions In Kind 12

    Additional Redemption Information 12

DISTRIBUTION PLAN... 13

VALUING FUND ASSETS 14

DIVIDENDS, DISTRIBUTIONS AND TAXES 14

    Dividends...13

    Taxes 14

MANAGEMENT OF THE FUNDS.. 15

SHAREHOLDER STATEMENTS AND REPORTS 16

PRIVACY POLICY .... INSIDE BACK COVER

FOR MORE INFORMATION...BACK COVER

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FALLEN ANGELS VALUE FUND

THE FUND'S INVESTMENT OBJECTIVE

The Fallen Angels Value Fund seeks long-term capital appreciation.

THE FUND'S PRINCIPAL STRATEGIES

Under normal circumstances, the Fund invests in the equity securities of companies that the adviser believes to be undervalued at current market prices. These include common stocks, preferred stocks, convertible securities, and warrants to buy common stocks. The Fund may hold positions in the equity securities of small, medium and large capitalization companies.

The Fund also may invest in shares of closed-end investment companies, as well as exchange trade funds ("ETFs"). An ETF is a registered investment company that seeks to track the performance of a particular market index. These indexes include not only broad-market indexes, but more specific indexes as well, including those relating to particular sectors, markets, regions or industries. In addition, the Fund may invest indirectly in foreign securities by either purchasing American Depositary Receipts ("ADRs") or by investing in investment companies and ETFs that hold foreign securities or ADRs.

In managing the Fund, the adviser begins by screening a universe of thousands of domestic and foreign companies on various fundamental criteria to identify issuers that it believes are worth further consideration. Once a company's potential is identified and a security appears attractive, detailed quantitative and qualitative research and analysis follows. Each company is evaluated in light of a variety of factors, including, but not limited to:

- Growth in earnings and revenue

- Earnings and revenue trends

- Price to sales and price to earnings ratios

- Price to earnings growth (PE/G) ratio

- Return on equity

- Free cash flow

- Management talent

- Industry position

From this narrowed group of stocks, the adviser adds those companies that it believes have significant appreciation potential over a three to five year period to its list of stocks approved for investment. The adviser seeks to identify "fallen angels" or, in other words, businesses whose value is not currently reflected in the price of the security. While the term "fallen angels" typically refers to the securities of individual companies, the adviser also uses the term to describe funds (closed-end and ETFs) that the adviser believes are undervalued. After making investments in securities from the approved list, the adviser monitors each holding and adjusts its price targets as warranted to reflect changes in a company's fundamentals.

A negative change in the fundamental or qualitative characteristics of the company may cause the adviser to sell a security. A security also may be sold in order to generate cash to invest in a more attractive opportunity. Finally, the adviser may sell a security when its price approaches, meets or exceeds the adviser's estimate of its intrinsic value.

The Fund may hold all or a portion of its assets in cash or cash equivalents pending investment or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent that it would if it had remained fully invested. Cash equivalents include money market funds, certificates of deposit, short-term debt obligations and repurchase agreements.

THE FUND'S PRINCIPAL INVESTMENT RISKS

All mutual funds carry a certain amount of risk. The Fund's returns will vary and you could lose money on your investment in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or any other government agency. Also, an investment in the Fund is not a complete investment program. Below are some specific risks of investing in the Fund.

Management Risk. The adviser's judgments about the attractiveness, value and potential appreciation of particular security in which the Fund invests may prove to be incorrect and may not produce the desired results.

Security Risk. The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund's portfolio.

Market Risk. Overall stock market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

Investment Style Risk. The Fund pursues a value investing style. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors. Value investing carries the risk that the market will not recognize a security's inherent value for a long time, or that a stock judged to be undervalued may actually be appropriately priced or even overvalued. Value oriented funds may underperform when growth investing is in favor. In addition, the market may continually value the stocks held by the Fund lower than the adviser believes them to be valued.

ETF and Investment Company Risks. Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs and investment companies in which the Fund invests in addition to the Fund's direct fees and expenses. The Fund will also incur brokerage costs when it purchases ETFs. The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs and other investment companies in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ability of the ETFs to track their applicable indices. The market value of the ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF's shares trade at a premium or discount to its net asset value.

Smaller Company Risk. The Fund may invest in smaller capitalization companies. The earnings and prospects of smaller companies are more volatile than those of larger companies. Smaller companies also may experience higher failure rates than do larger companies. In addition, the securities of smaller companies may trade less frequently and in smaller volumes than the securities of larger companies, which may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies. Finally, smaller companies may have limited markets, product lines or financial resources and may lack management experience.

Foreign Investing Risk. Because the Fund may invest in ADRs and ETFs that hold foreign stocks and ADRs, it also is subject to foreign investing risk. Foreign investing involves risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations. Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

Convertible Security Risk. The market value of convertible securities and other debt securities tends to fall when prevailing interest rates rise. The value of convertible securities also tends to change whenever the market value of the underlying common or preferred stock fluctuates.

No History of Operations. The Fund is a new mutual fund and has no history of operation. In addition, the adviser has no experience managing a mutual fund. Therefore, investors cannot judge the adviser by its track record managing a mutual fund.

FALLEN ANGELS INCOME FUND

THE FUND'S INVESTMENT OBJECTIVE

The Fallen Angels Income Fund seeks high current income with the potential for capital appreciation.

THE FUND'S PRINCIPAL STRATEGIES

Under normal circumstances, the Fund invests in debt and equity securities that the adviser believes to be undervalued at current market prices. These include dividend paying common stocks, preferred stocks, closed-end income funds, royalty trusts, convertible securities, warrants to buy common stocks, and U.S. government securities. The Fund may hold positions in the debt and equity securities of small, medium and large capitalization companies. Debt securities purchased directly by the Fund will generally be of investment grade, and may be of any maturity and duration.

The Fund also may invest in shares of closed-end investment companies, as well as exchange trade funds ("ETFs"). An ETF is a registered investment company that seeks to track the performance of a particular market index. These indexes include not only broad-market indexes, but more specific indexes as well, including those relating to particular sectors, markets, regions or industries. In addition, the Fund may invest indirectly in foreign securities by either purchasing American Depositary Receipts ("ADRs") or by investing in investment companies and ETFs that hold foreign securities or ADRs. In managing the Fund, the adviser begins by screening a universe of thousands of domestic and foreign securities on various fundamental criteria to identify issuers that it believes are worth further consideration. Once a company's potential is identified and a security appears attractive, detailed quantitative and qualitative research and analysis follows. Each closed-end income fund is evaluated in light of a variety of factors, which may include:

- High current distributions and yields
- Discounts to net asset value
- Sustainability of distributions

Other securities are evaluated based on factors such as:

- Price to sales and price to earnings ratios
- Price to earnings growth ratio
- Return on equity
- Free cash flow
- Management talent
- Industry position

From this narrowed group of securities, the adviser adds those investments that it believes have significant potential for appreciation and/or improving yields over a three to five year period to its list of securities approved for investment. The adviser seeks to identify "fallen angels" or, in other words, businesses whose value is not currently reflected in the price of the security. While the term "fallen angels" typically refers to the securities of individual companies, the adviser also uses the term to describe funds (closed-end and ETFs) that the adviser believes are undervalued. After making investments in securities from the approved list, the adviser monitors each holding and adjusts its price targets as warranted to reflect changes in a security's fundamentals.

A negative change in the fundamental or qualitative characteristics of the issuer may cause the adviser to sell a security. A security also may be sold in order to generate cash to invest in a more attractive opportunity. Finally, the adviser may sell a security when its price approaches, meets or exceeds the adviser's estimate of its intrinsic value.

The Fund may hold all or a portion of its assets in cash or cash equivalents pending investment or when investment opportunities are limited. Under these circumstances, the Fund may not participate in market advances or declines to the same extent that it would if it had remained fully invested. Cash equivalents include money market funds, certificates of deposit, short-term debt obligations and repurchase agreements.

THE FUND'S PRINCIPAL INVESTMENT RISKS

All mutual funds carry a certain amount of risk. The Fund's returns will vary and you could lose money on your investment in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or any other government agency. Also, an investment in the Fund is not a complete investment program. Below are some specific risks of investing in the Fund.

> **Management Risk**. The adviser's judgments about the attractiveness, value and potential appreciation of particular security in which the Fund invests may prove to be incorrect and may not produce the desired results.

> **Security Risk.** The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund's portfolio.

> **Market Risk.** Overall stock market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

> **Credit Risk** The issuer of a fixed income security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation, which could result in a loss to the Fund. The Fund may invest in securities that are rated in the lowest investment grade category, as well as investment companies and ETFs that invest in this category. Issuers of these securities are more vulnerable to changes in economic conditions than issuers of higher grade securities.

> **Government Risk.** The U. S. government's guarantee of ultimate payment of principal and timely payment of interest on certain U. S. government securities owned by the Fund does not imply that the Fund's shares are guaranteed or that the price of the Fund's shares will not fluctuate. In addition, securities issued Freddie Mac, Fannie Mae and Federal Home Loan Banks are not obligations of, or insured by, the U.S. government. If a U.S. government agency or instrumentality in which the Fund invests defaults and the U.S. government does not stand behind the obligation, the Fund's share price or yield could fall.

> **Interest Rate Risk.** The Fund's share price and total return will vary in response to changes in interest rates. If rates increase, the value of the Fund's fixed income investments generally will decline, as will the value of your investment in the Fund.

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Specific Maturity Risk. Securities with longer maturities are more sensitive to changes in interest rates and are subject to greater fluctuations in value.

Investment Style Risk. The Fund pursues a value investing style. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors. Value investing carries the risk that the market will not recognize a security's inherent value for a long time, or that a stock judged to be undervalued may actually be appropriately priced or even overvalued. Value oriented funds may underperform when growth investing is in favor. In addition, the market may continually value the stocks held by the Fund lower than the adviser believes them to be valued.

ETF and Investment Company Risks. Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs and investment companies in which the Fund invests in addition to the Fund's direct fees and expenses. The Fund will also incur brokerage costs when it purchases ETFs. The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs and other investment companies in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ability of the ETFs to track their applicable indices. The market value of the ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF's shares trade at a premium or discount to its net asset value.

Royalty Trust Risk. Royalty trusts buy the right to royalties (income) on the production and sales of a natural resource company. The yield generated by a royalty trust is not guaranteed and because developments in the oil, gas and natural resources markets will affect payouts, can be volatile. For example, the yield on an oil royalty trust can be affected by changes in production levels, natural resources, political and military developments, regulatory changes and conservation efforts. In addition, natural resources are depleting assets. Eventually, the income-producing ability of the royalty trust will be exhausted. Generally, higher yielding trusts have less time until depletion of proven reserves.

Smaller Company Risk. The Fund may invest in smaller capitalization companies. The earnings and prospects of smaller companies are more volatile than those of larger companies. Smaller companies also may experience higher failure rates than do larger companies. In addition, the securities of smaller companies may trade less frequently and in smaller volumes than the securities of larger companies, which may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies. Finally, smaller companies may have limited markets, product lines or financial resources and may lack management experience.

Foreign Investing Risk. Because the Fund may invest in ADRs and ETFs that hold foreign stocks and ADRs, it also is subject to foreign investing risk. Foreign investing involves risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in

6

enforcing contractual obligations. Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

Convertible Security Risk. The market value of convertible securities and other debt securities tends to fall when prevailing interest rates rise. The value of convertible securities also tends to change whenever the market value of the underlying common or preferred stock fluctuates.

No History of Operations. The Fund is a new mutual fund and has no history of operation. In addition, the adviser has no experience managing a mutual fund. Therefore, investors cannot judge the adviser by its track record managing a mutual fund.

PERFORMANCE

Performance information is not included because the Funds had not commenced operations prior to the date of this Prospectus.

FEES AND EXPENSES

The tables describe the fees and expenses that you may pay if you buy and hold shares of the Funds.

	FALLEN ANGELS VALUE FUND	FALLEN ANGELS INCOME FUND
SHAREHOLDER FEES		
(fees paid directly from your investment)		
Maximum Sales Charge (Load) Imposed on Purchases	NONE	NONE
Maximum Deferred Sales Charge (Load)	NONE	NONE
Redemption Fee (as percentage of amount redeemed)[1]	NONE	NONE
ANNUAL FUND OPERATING EXPENSES		
(expenses that are deducted from Fund assets)		
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses[2]	0.50%	0.50%
Total Annual Fund Operating Expenses	1.75%	1.75%

[1] A wire transfer fee of $20 will be charged to defray custodial charges for redemptions paid by wire transfer.

[2] Because the Funds are new funds, "Other Expenses" are based on estimated amounts for the current fiscal year. Under an Administrative Services Agreement between the adviser and the Funds, the adviser has agreed to provide certain management support and administrative oversight services to the Funds in exchange for the payment of an annual administration fee equal to 0.25% of each Fund's average net assets. For more information, please see "Management of the Fund" in this prospectus.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in a Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the

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Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	**3 Years**
Fallen Angels Value Fund	$178	$551
Fallen Angels Income Fund	$178	$551

OTHER INFORMATION ABOUT THE FUNDS

The investment objective of each Fund may be changed without shareholder approval. Information about each Fund's policies and procedures with respect to disclosure of the Fund's portfolio holdings is included in the Statement of Additional Information.

From time to time, each Fund may hold all or a portion of its assets in cash or cash equivalents pending investment, when investment opportunities are limited, or when attempting to respond to adverse market, economic, political or other conditions. Cash equivalents include certificates of deposit; short term, high quality taxable debt securities; money market funds and repurchase agreements. If a Fund invests in shares of a money market fund or other investment company, the shareholders of the Fund generally will be subject to duplicative management fees. These temporary defensive positions may be inconsistent with a Fund's principal investment strategy and, as a result of engaging in these temporary measures, a Fund may not achieve its investment objective.

HOW TO BUY SHARES

OPENING AN ACCOUNT

Each Fund is a series of American Money Management Funds ("AMMF") and you may purchase shares directly from AMMF. You also may purchase shares through a brokerage firm or other intermediary that has contracted with AMMF to sell shares of the Funds. You may be charged a separate fee by the brokerage firm or other intermediary through whom you purchase shares.

If you are investing directly in a Fund for the first time, please call the Fund's transfer agent at 1-866-663-8023 to request a Shareholder Account Application. You will need to establish an account before investing. Be sure to sign up for all the account options that you plan to take advantage of. For example, if you would like to be able to redeem you shares by telephone, you should select this option on your Shareholder Account Application. Doing so when you open your account means that you will not need to complete additional paperwork later.

Your investment in a Fund should be intended as a long-term investment vehicle. The Funds are not designed to provide you with a means of speculating on the short-term fluctuations in the stock market. Each Fund reserves the right to reject any purchase request that it regards as disruptive to the efficient management of the Fund, which includes investors with a history of excessive trading. Each Fund also reserves the right to stop offering shares at any time.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We also may ask for other identifying documents or information, and may take additional steps to verify your identity. We may not be able to open your account or complete a transaction for you until we are able to verify your identity.

If you have any questions regarding the Funds, please call 1-888-999-1395.

PURCHASING SHARES

You may buy shares on any "business day." This includes any day that the Funds are open for business, other than weekends and days on which the New York Stock Exchange (NYSE) is closed, including the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

Shares of the Funds are sold at net asset value ("NAV") per share. The NAV generally is calculated as of the close of trading on the NYSE every day the NYSE is open. The NYSE normally closes at 4:00 p.m. Eastern Time ("ET"). A Fund's NAV is calculated by taking the total value of the Fund's assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent.

If you are purchasing directly from AMMF, send the completed Shareholder Account Application and a check payable to the Fund in which you are investing to the following address:

> American Money Management Funds
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, Ohio 44147-4403

Purchases orders received in "proper form" by the Fund's transfer agent before the close of trading on the NYSE will be effective at the NAV next calculated after your order is received. On occasion, the NYSE closes before 4:00 p.m. Eastern Time. When that happens, purchase orders received after the NYSE closes will be effective the following business day.

To be in "proper form," the purchase order must include:

- Fund name and account number;

- Account name(s) and address;

- The dollar amount or number of shares you wish to purchase.

The Funds may limit the amount of purchases and refuse to sell to any person.

Method of Payment. All purchases (both initial and subsequent) must be made in U.S. dollars and checks must be drawn on U.S. banks. Cash, credit cards and third party checks will not be accepted. Third party checks and checks drawn on a non-U.S. financial institution will not be accepted, even if payment may be effected through a U.S. financial institution. Checks made payable to any individual or company and endorsed to AMMF or the a particular Fund are considered third-party checks.

A $20 fee will be charged against your account for any payment check returned to the transfer agent or for any incomplete electronic funds transfer, or for insufficient funds, stop payment, closed account or other reasons. If a check does not clear your bank or the Funds are unable to debit your predesignated bank account on the day of purchase, the Funds reserve the right to cancel the purchase. If your purchase is canceled, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of a decline in the value of the canceled purchase. The Funds (or a Fund agent) have the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price. Any profit on such cancellation will accrue to the Funds.

If you choose to pay by wire, you must call the Funds' transfer agent, at 1-866-663-8023 to set up your account, to obtain an account number, and obtain instructions on how to complete the wire transfer.

Wire orders will be accepted only on a day on which the Fund, custodian and transfer agent are open for business. A wire purchase will not be considered made until the wired money and the purchase order is received by the Funds. Any delays that may occur in wiring money, including delays that may occur in processing by the banks, are not the responsibility of the Funds or their transfer agent. The Funds presently do not charge a fee for the receipt of wired funds, but the Funds may charge shareholders for this service in the future.

MINIMUM INVESTMENTS

The minimum initial investment is $10,000 per Fund. If you open an IRA account, the minimum initial investment is per Fund $4,000. You are required to maintain a minimum account balance equal to the minimum initial investment in the Fund. Subsequent investments must be at least $1,000.

The Funds reserve the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts. Investment minimums may be higher or lower for investors purchasing shares through a brokerage firm or other financial institution. To the extent investments of individual investors are aggregated into an omnibus account established by an investment adviser, brokerage firm or other intermediary, the account minimums apply to the omnibus account, not to the account of the individual investor.

For accounts sold through brokerage firms and other intermediaries, it is the responsibility of the brokerage firm or intermediary to enforce compliance with investment minimums.

OTHER PURCHASE INFORMATION

If your wire does not clear, you will be responsible for any loss incurred by the Funds. If you are already a shareholder, the Funds can redeem shares from any identically registered account in a Fund as reimbursement for any loss incurred. You may be prohibited or restricted from making future purchases in the Funds.

The Funds may authorize certain brokerage firms and other intermediaries (including their designated correspondents) to accept purchase and redemption order on their behalf. The Funds are deemed to have received an order when the authorized person or designee receives the order, and the order is processed at the NAV next calculated thereafter. It is the responsibility of the brokerage firm or other intermediary to transmit orders promptly to the Funds' transfer agent.

AMMF discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of a Fund's shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. Each Fund may invest a significant portion of its assets in small capitalization companies. Because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of a Fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because a Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage also may cause dilution in the value of Fund shares held by other shareholders. The Board of Trustees has

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adopted a policy directing each Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive. This policy applies to all Fund shareholders. While the Funds attempt to deter market timing, there is no assurance that they will be able to identify and eliminate all market timers. For example, certain accounts called "omnibus accounts" include multiple shareholders. Omnibus accounts typically provide the Funds with a net purchase or redemption request on any given day. That is, purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by a Fund. The netting effect often makes it more difficult for a Fund to detect market timing, and there can be no assurance that a Fund will be able to do so.

HOW TO REDEEM SHARES

REDEEMING SHARES

You may redeem your shares on any business day. Redemption orders received in proper form by the Funds' transfer agent or by a brokerage firm or other intermediary selling Fund shares before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 p.m. ET) will be processed at that day's NAV. Your brokerage firm or intermediary may have an earlier cut-off time.

"Proper form" means your request for redemption must:

- Include the Fund name and account number;

- Include the account name(s) and address;

- State the dollar amount or number of shares you wish to redeem; and

- Be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered.

The Funds may require that the signatures be guaranteed if you request the redemption check be made payable to any person other than the shareholder(s) of record or mailed to an address other than the address of record, or if the mailing address has been changed within 30 days of the redemption request. The Funds may also require that signatures be guaranteed for redemptions of $25,000 or more. Signature guarantees are for the protection of shareholders. You can obtain a signature guarantee from most banks and securities dealers, but not from a notary public. All documentation requiring a signature guarantee must utilize a New Technology Medallion stamp. For joint accounts, both signatures must be guaranteed. Please call the transfer agent at 1-866-663-8023 if you have questions regarding signature guarantees. At the discretion of the Funds, you may be required to furnish additional legal documents to insure proper authorization.

Shares of the Funds may be redeemed by mail or telephone. You may receive redemption payments in the form of a check or federal wire transfer. A wire transfer fee of $20 may be charged to defray custodial charges for redemptions paid by wire transfer. Any charges for wire redemptions will be deducted from your account by redemption of shares. If you redeem your shares through a brokerage firm or other intermediary, you may be charged a fee by that institution.

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REDEEMING BY MAIL

You may redeem any part of your account in a Fund by mail at no charge. Your request, in proper form, should be addressed to:

> American Money Management Funds
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, Ohio 44147-4403

TELEPHONE REDEMPTIONS

You may redeem any part of your account in a Fund by calling the transfer agent at 1-866-663-8023. You must first complete the Optional Telephone Redemption and Exchange section of the investment application to institute this option. The Funds, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine. However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions. Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Funds may terminate the telephone redemption procedures at any time. During periods of extreme market activity it is possible that shareholders may encounter some difficulty in telephoning the Funds, although the transfer agent has never experienced difficulties in receiving and responding to telephone requests for redemptions or exchanges in a timely fashion. If you are unable to reach the Funds by telephone, you may request a redemption or exchange by mail.

REDEMPTIONS-IN-KIND

Generally, all redemptions will be for cash. However, if you redeem shares worth more than $250,000 or 1% of the value of a Fund's assets, the Funds reserve the right to pay all or part of your redemption proceeds in readily marketable securities instead of cash under unusual circumstances in order to protect the interests of remaining shareholders, or to accommodate a request by a particular shareholder. If payment is made in securities, the Funds will value the securities selected in the same manner in which it computes its NAV. This process minimizes the effect of large redemptions on the Funds and their remaining shareholders. In the event that an in-kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Funds.

ADDITIONAL REDEMPTION INFORMATION

If you are not certain of the redemption requirements, please call the transfer agent at 1-866-663-8023. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the fifth business day following the redemption. You may be assessed a fee if the Funds incur bank charges because you request that the Funds re-issue a redemption check. Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing or under any emergency circumstances, as determined by the Securities and Exchange Commission ("SEC"), the Funds may suspend redemptions or postpone payment dates.

Because the Funds incur certain fixed costs in maintaining shareholder accounts, the Funds may require that you to redeem all of your shares in a Fund upon 30 days written notice if the value of your shares in the Fund is less than $10,000 due to redemption, or such other minimum amount as the Fund may determine from time to time. You may increase the value of your shares in the Fund to the minimum amount within the 30-day period. All shares of the Funds also are subject to involuntary redemption if the Board of Trustees determines to liquidate a Fund. An involuntary redemption will create a capital gain or a capital loss, which may have tax consequences to you and about which you should consult your tax adviser.

DISTRIBUTION PLAN

Each Fund has adopted a plan under Rule 12b-1 that allows each Fund to pay distribution fees for the sale and distribution of their shares. These are called "Rule 12b-1 Fees." Rule 12b-1 Fees are paid to brokerage firms and other intermediaries as compensation for expenses incurred in the sale of Fund shares and for services provided to shareholders. Payments are not tied to actual expenses incurred. Shareholders of each Fund pay annual 12b-1 Fee of up to 0.25%. Because these fees are paid out of a Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

VALUING FUND ASSETS

Each Fund's assets are generally valued at their market value using market quotations. The Funds may use pricing services to determine market value. If market prices are not available or, in the adviser's opinion, market prices do not reflect fair value, or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value, the adviser will value a Fund's assets at their fair value according to policies approved by the Funds' Board of Trustees. For example, if trading in a portfolio security is halted and does not resume before a Fund calculates its NAV, the adviser may need to price the security using the Fund's fair value pricing guidelines. Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors. Securities trading on overseas markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the overseas market, bur prior to the close of the U.S. market. Fair valuation of a Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of a Fund's NAV by short term traders. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. The Funds may invest in open-end and closed-end investment companies, as well as ETFs. The Fund's NAV is calculated based, in part, upon the NAV of the underlying investment companies and ETFs in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

DIVIDENDS, DISTRIBUTIONS AND TAXES

DIVIDENDS AND DISTRIBUTIONS

Each Fund typically distributes substantially all of its net investment income in the form of dividends and taxable capital gains to its shareholders. The Fallen Angel Value Fund distributes dividends and capital gains annually, and expects that distributions will consist primarily of capital gains. The Fallen Angels Income Fund distributes dividends quarterly and capital gains annually,, and expects that distributions will consist primarily of ordinary income. These distributions are automatically reinvested in the Fund from which they are paid unless you request cash distributions on your application or through a written request to the Funds. Reinvested dividends and distributions receive the same tax treatment as those paid in cash. If you are interested in changing your election, you may call the Funds' transfer agent at 1-866-663-8023 or send a written notification to:

> American Money Management Funds
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, OH 44147

TAXES

In general, selling shares of the Funds and receiving distributions (whether reinvested or taken in cash) are taxable events. Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold. Any tax liabilities generated by your transactions or by receiving distributions are your responsibility. You may want to avoid making a substantial investment when the Funds are about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares. The Funds may produce capital gains even if they do not have income to distribute and performance has been poor.

Early each year, the Funds will mail to you a statement setting forth the federal income tax information for all distributions made during the previous year. If you do not provide your taxpayer identification number, your account will be subject to backup withholding.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities. Because each investor's tax circumstances are unique, please consult with your tax adviser about your investment.

MANAGEMENT OF THE FUNDS

American Money Management, LLC ("AMM") is the Fund's investment adviser and makes the day-to-day investment decisions for the Funds. Founded in 1999, AMM is located at 14249 Rancho Santa Fe Farms Road, Rancho Santa Fe, CA 92097. AMM is registered with the SEC and manages over $120 million for individuals, corporations, trusts, and pension and retirement plans.



American Money Management
Funds board of trustees (left to right)
Miro Copic, Kelly Huang,
Linda Rock, Gabriel Wisdom,
Ingram Chodorow.



American Money Management
LLC staff (left to right)
Vicki Ohara, Michael Moore,
Joseph Dang, Gabriel Wisdom,
Ken Conway.

BCL BP -- File name: L21794_2_Version 4_Prospectus.pdf Made on Sep 28, 2006 at 9:50:03 AM, Page 17, of 20, Trim is 8.25 x 10.75 --

Gabriel B. Wisdom and Michael J. Moore are the Funds' portfolio managers. Mr. Wisdom and Mr. Moore work as a team, and there is no distinction between their respective responsibilities in managing the Funds.

Mr. Wisdom is the Chief Executive Officer and Managing Director of AMM, and serves on AMM's Investment Committee. Prior to establishing AMM in 1999, Mr. Wisdom was a Managing Director at Private Asset Management, Inc., a registered investment adviser, from 1995 to 1999. From 1989 to 1995 Mr. Wisdom was a Senior Vice President of Investments with Sutro & Co. and a Senior Vice President at Prudential-Bache Securities from 1985 to 1989. Since 2001, Mr. Wisdom has edited the *Fallen Angels Report*, an investment newsletter, and his investment commentaries have been carried on numerous radio stations around the country. Mr. Wisdom is a graduate of the Harvard Business School and holds degrees from Newport University and California Pacific University.

Mr. Moore is the Chief Investment Officer and a shareholder of AMM, as well as the Chairman of AMM's Investment Committee. Mr. Moore provides research and analysis to support the firm's investment process and oversees trading. Prior to joining AMM in 2001, Mr. Moore was the owner and chief executive officer of Ad-Pad Inc., a marketing and promotional products firm. Mr. Moore earned a Bachelor of Sciences degree in Finance from Boston College.

The Funds' Statement of Additional Information provides information about the compensation received by the portfolio managers, other accounts managed by the portfolio managers and each portfolio manager's ownership of Fund shares.

Each Fund is authorized to pay the adviser a fee equal to 1.00% of its average daily net assets. A discussion regarding the basis of the Board of Trustees' approval of the Management Agreement with AMM will be available in the Fund's first report to shareholders for the period ending January 31, 2007. Each Fund also pays the adviser an administration fee equal to 0.25% of its average daily net assets for management support and administrative oversight.

The Adviser distributes a periodic newsletter called the "Fallen Angels Report." The newsletter discusses various securities, including securities in which the Funds are permitted to invest. The Adviser has adopted a policy that it will not discuss a security in the newsletter if the security is currently being considered for purchase or sale by either Fund.

In addition to Rule 12b-1 Fees paid by the Funds, AMM may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.

SHAREHOLDER STATEMENTS AND REPORTS

AMMF or your brokerage firm or other intermediary will send you transaction confirmation statements and quarterly account statements. Please review these statements carefully.

To reduce expenses and conserve natural resources, AMMF will deliver a single copy of prospectuses and financial reports to individual investors who share a residential address, provided they have the same last name or the Funds reasonably believe they are members of the same family. If you would like to receive separate mailings, please call 1-866-663-8023 and AMMF will begin individual delivery within 30 days after AMMF receives your instructions.

You will receive a financial report from the Funds twice a year, generally in October and April. In addition, you may periodically receive proxy statements and other reports.

Electronic copies of financial reports and prospectuses are available. To participate (or end your participation) in AMMF's electronic delivery program, please complete the appropriate section of the Shareholder Account application or call 1-888-999-1395.

16

PRIVACY POLICY

The following is a description of the Funds' policies regarding disclosure of nonpublic personal information that you provide to the Funds or that the Funds collect from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Funds Collect. The Funds collect the following nonpublic personal information about you:

- Information the Funds receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and
- Information about your transactions with the Funds, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Funds do not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Funds are permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Funds' custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Funds restrict access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Funds maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

FOR MORE INFORMATION

Several additional sources of information are available to you. The Statement of Additional Information ("SAI"), incorporated into this Prospectus by reference (and therefore legally a part of this Prospectus), contains detailed information on Fund policies and operations, including policies and procedures relating to the disclosure of portfolio holdings by the Funds' affiliates. Annual and semi-annual reports contain management's discussion of market conditions and investment strategies that significantly affected the performance results as of the Funds as of the latest semi-annual or annual fiscal year end.

Call AMMF at 1-888-999-1395 to request free copies of the SAI, the annual report and the semi-annual report, to request other information about the Funds and to make shareholder inquiries. You may also obtain copies on the adviser's website at amminvest.com.

You may review and copy information about the Funds (including the SAI and other reports) at the Securities and Exchange Commission (the "SEC") Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You also may obtain reports and other information about the Funds on the EDGAR Database on the SEC's Internet site at http.//www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street N.E., Washington, D.C. 20549-0102.

Investment Company Act File No. 811-21927